Filed by Gammon Gold Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Capital Gold Corporation

Commission File No.: 001-34618

This filing, which includes (i) materials used in a presentation held on October 1, 2010 for investors and (ii) materials posted on the website of Gammon Gold Inc. on October 1, 2010 regarding the proposed acquisition of Capital Gold Corporation, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Capital Gold Corporation stockholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate Capital Gold Corporation’s businesses into those of Gammon Gold Inc. in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause Gammon Gold Inc. and Capital Gold Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F, as amended by Amendment No. 1 to Annual Report on Form 40-F/A, for Gammon Gold Inc. and the 2009 Annual Report on Form 10-K of Capital Gold Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

The proposed merger transaction involving Gammon Gold Inc. and Capital Gold Corporation will be submitted to Capital Gold Corporation’s stockholders for their consideration. Stockholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Gammon Gold Inc. and Capital Gold Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to Gammon Gold, Inc., Investor Relations, 1701 Hollis Street, Suite 400, Founders Square, P.O. Box 2067, Halifax, Nova Scotia, B3J 2Z1, Canada, or to Capital Gold Corporation, Investor Relations, 76 Beaver Street, 14th floor, New York, New York 10005.

Gammon Gold Inc., Capital Gold Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Gammon Gold Inc.’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended December 31, 2009, which was filed with the Securities and Exchange Commission on March 30, 2010, as amended by Amendment No. 1 to Annual Report on Form 40-F/A, which was filed with the Securities and Exchange Commission on May 13, 2010, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 15, 2010. Information regarding Capital Gold Corporation’s directors and executive officers is available in Capital Gold Corporation’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on December 14, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING ARE MATERIALS USED IN A PRESENTATION HELD ON OCTOBER 1, 2010 FOR INVESTORS

Building a Leading Gold Company in Mexico Gammon Gold to Acquire Capital Gold October 2010 Operations Development & Exploration Properties Gammon Gold Inc. CGC CAPITAL GOLD CORPORATION

Forward Looking Statements

Forward Looking Statements

This presentation contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "anticipates", or "does not anticipate", "continue", "estimates", "forecasts", "objective", "ongoing", "may", "will", "project", "should", "believe", "intends" or variations of such words and phrases or statements are intended to identify forward-looking information or statements. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. More particularly and without limitation, this presentation contains forward-looking statements and information concerning the transaction and the definitive agreement. The forward-looking statements and information are based on certain key expectations and assumptions made by Gammon Gold and Capital Gold. Although Gammon Gold and Capital Gold believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because neither of them can give any assurance that it will prove to be correct. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. There are risks also inherent in the nature of the transaction, including whether the completion of the transaction will ultimately occur, whether expected synergies will occur, incorrect assessment of the value of the respective properties of each of Gammon Gold and Capital Gold, and failure to obtain the required security holder, regulatory, third party and other approvals. Readers are cautioned that the foregoing list of factors is not exhaustive. There may be other factors that cause actions, events or results not to be anticipated, estimated or intended. The forward-looking statements and information contained in this presentation are made as of the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Neither Gammon Gold nor Capital Gold undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This presentation uses the terms "Measured", "Indicated" and "Inferred" Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. "Inferred Resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Resource exists, or is economically or legally mineable.

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Acquisition of Capital Gold Gammon Gold Inc. CGC CAPITAL GOLD CORPORATION Binding Agreement Unanimous Support Portfolio Expansion Leading Mexican Gold Producer Gammon Gold has signed a definitive agreement with Capital Gold Friendly transaction Unanimously endorsed by Capital Gold Board of Director and officer lockups El Chanate gold mine Orion gold development project Potential for meaningful synergies Building a leading gold company in Mexico Three gold mines, two gold development projects, over 250,000 hectares Strong gold production growth with lowest quartile cash costs Consolidating gold opportunities in Mexico

Summary of Transaction Terms

Gammon Gold Inc. | CGC Capital Gold Corporation

Consideration	▪ 0.5209 Gammon common shares and US$0.79 for each Capital Gold common share
Offer Value	▪ US$4.57 per Capital Gold share based on Gammon's closing share price on the NYSE on September 24, 2010 ▪ 30% premium based on 20-day VWAP (1) ▪ Transaction value of US$288 M (2)
Other Terms	▪ Break-fee of US$10.3 M ▪ Non-solicitation and Right-to-match ▪ Unanimously supported deal; Board and officer lockups
Transaction Approvals	▪ Approval by holders of 50% plus one of Capital Gold shares
Next Steps	▪ Circular mailed in Q4 2010 ▪ Capital Gold shareholder vote expected in December

(1) Based on of CGC trading on the NYSE AMEX during the last 20 days trading to September 24, 2010.
(2) Based on CGC fully diluted in the money shares outstanding of 63 M.

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Benefits to CGC Shareholders Gammon Gold Inc. CGC CAPITAL GOLD CORPORATION Attractive premium 30% premium based on 20? day VWAP (1) Includes a meaningful cash component Participation in a well? funded, high quality, growing gold producer Capital Gold shareholder’s will own approximately 20% of pro forma Gammon Gold Increased corporate profile, including research coverage and trading liquidity Strong balance sheet Participation in Gammon’s continued production growth and upside through prospective exploration opportunities Share in the benefits of synergies to be gained from Mexican projects Complementary operating expertise Strong and dedicated management team with outstanding knowledge and operating expertise in Mexico Significant technical and financial resources to help optimize on? going development (1) Based on Capital Gold trading on the NYSE AMEX during the last 20 days trading to September 24, 2010. 5

Strategic Rationale Gammon Gold Inc. CGC CAPITAL GOLD CORPORATION Establishes Gammon as a leading Mexican gold producer Creates a diversified portfolio with three gold mines and an attractive set of gold development projects Stable production base with significant organic growth Adds substantial exploration upside at all properties Full participation in record gold price Increases gold reserves by 100% to 3.0 M oz Increases gold resources(1) by 42% to 6.3 M oz Potential for significant synergies between Mexican operations Positioned to lead consolidation of Mexican gold opportunities (1) Measured, Indicated and Inferred (Resources inclusive of Reserves); M&I: 0.5Moz, Inferred: 2.8Moz. 6

El Chanate Gold Mine Gammon Gold Inc. CGC CAPITAL GOLD CORPORATION Overview Potential to move excess equipment from Ocampo to El Chanate Conversion to owner mining opportunity Additional water facilitates heap leach expansion Crusher optimization Agglomeration Proven and Probable Reserves Tonnes Au Au Ounces (000’s) g/t (000’s) Proven and Probable Reserves 70,557 0.66 1,504 Measured and Indicated Resources Tonnes Au Au Ounces (000’s) g/t (000’s) Measured and Indicated Resources 4,613 0.47 69 Inferred Resources Tonnes Au Au Ounces (000’s) g/t (000’s) Inferred Resources 6,135 0.80 157 Reserves and Resources as at November 27, 2009. 530% Increase Reserve Growth 1,600 (000s) 1,200 800 Ounces 1,504 d Gol 400 832 490 357 237 0 2002 2003 2005 2007 2009 7

Orion Gold Project Gammon Gold Inc. CGC CAPITAL GOLD CORPORATION Overview Positive PEA results (Feb. 2010) IRR of 38% Development synergies El Cubo contractors provide opportunity for early bulk sample and test stope Excess mill infrastructure at El Cubo Historic mining district High grades Excellent exploration upside 110,000 hectares Project generation Measured and Indicated Resources Au Ag Tonnes Au Ag Ounces Ounces (000’s) g/t g/t (000’s) (000’s) Measured and Indicated Resources 1,107 3.66 309.2 130 11,005 Inferred Resources Au Ag Tonnes Au Ag Ounces Ounces (000’s) g/t g/t (000’s) (000’s) Inferred Resources 181 3.33 94.5 19 550 Resources as at February 5, 2010. 8

Increasing Exposure to Gold Gammon Gold Inc. CGC CAPITAL GOLD CORPORATION Gold Reserves (M oz) 2010 Gold Production (1) (koz) Probable Proven 3.0 100% increase in reserves 48% increase in production 1.7 116 1.5 0.7 1.3 0.8 Gammon Pro Forma Gammon Gammon Pro Forma Gammon Gold Resources (2) (M oz) 2010 Gold Revenue Contribution (3) Inferred M & I Proven and Probable 6.3 42% increase in resources 15% increase 68% 4.5 2.8 59% 2.6 0.5 0.3 3.0 1.5 Gammon Pro Forma Gammon Gammon Pro Forma Gammon (1) Pro forma production based on management estimates and F2010 CGC gold production. (2) Measured, Indicated and Inferred Resources (inclusive of Reserves). (3) Pro forma contribution based on management estimates and average YTD gold price of US$1,178/oz and silver price of US$18.08/oz. 9

Pro Forma Gammon Gold Pipeline Gammon Gold Inc. CGC CAPITAL GOLD CORPORATION Exploration at Saric, Exploration – Over 250,000 Ha in Venus, Los Jarros and Plus Strategic Investments around existing mines and in Mezquite in Corex and Golden Queen highly prospective States Orion Orion – Freeing up miners and equipment for early exploitation Mines Projects Exploration Guadalupe y Calvo GyC – PEA imminent El Chanate – Owner mining El Chanate opportunity, additional well for leach optimization, moving excess equipment to site El Cubo – Option value, El Cubo redevelopment, eliminate rezagas and restructure operation Ocampo – Second UG mine being Ocampo developed, third being explored 10

Pro Forma Position Gammon Gold Inc. CGC CAPITAL GOLD CORPORATION 2011 Tim Timmins 102 mins 312 $ Mi ? Mine Market nefi fin nders 2012 ders $ (2) 157 678 Aur Aur i Pr zon oF izon $ 169 or ma 1,183 Lake G S Average am $ hor m A e 175 on 1,267 Capitalization llied Lake GoldS Nevada hore 1 $ (US$ 189 7 ,36 Ala Pro m $ For Alamos os M) m 209 All i a ed 2,163 (1) G Ne amm va $ on Production da 223 2,414 (koz) Pro Fo rma 2011 T Cash Street i m Gold $ mi Gammon 89 $ 163 Cost ? ns Lake 0.6 Al am Based Consensus 2012 S os $ on hore Allied 341 Spot 0.8 Ag Average Aur Reserves Nevada $ Cash izon 424 Price Cost Average 2.0 (M Lake (4) Ala Shore $ mos oz) 433 All 2.4 Gold ied Ne Aurizon $ vada 444 Cash Mine 2.4 Tim fin m Pr i ns $ o ders M 452 Forma 2.8 i nef CostG i am nder $ m s on (2) 524 (US$ 3.0 /oz) (3) Source: Company disclosure and analyst consensus. (1) Market capitalization as at September 29, 2010. (2) Minefinders production and cash costs in gold Eq. (3) Net of silver by? products. (4) Average cash cost based on spot silver price of US$21.89/oz. 11

Comparison to Timmins "Proposal"

Gammon Gold Inc. | CGC Capital Gold Corporation

	Timmins Non-Binding "Proposal"		Gammon Offer	
Definitive Agreement	✗		✓	Fully Executed
Offer Value (1)	✗	US$4.32	✓	US$4.57
CGC Board / Management Support (Friendly)	✗		✓	Unanimous Support (having thoroughly considered all proposals)
Acquiror Vote Required – Execution Risk	✗	Yes	✓	No
Not Subject to Due Diligence	✗		✓	Due diligence completed
Timing to Completion	✗		✓	On Track
Premium				
– Offer Value over CGC 1-Day Premium (1)	✗	14%	✓	20%
– Offer Value over CGC 20-Day Premium (2)	✗	23%	✓	30%
Consideration	✗	All Shares	✓	Cash (~$50M) and Shares
Liquidity (Average Daily Trading Value US$ MM) (3)	✗	$1.0 (acq. shares "turned" in ~290 trading days)	✓	$20.1 (acquisition shares "turned" in ~12 trading days)
% of Basic Shares Issued	✗	107%	✓	25%
Synergies	✗		✓	Significant synergies on excess equipment, infrastructure, specific skills (OP & UG), and Corporate

(1) Premium based on September 24, 2010 closing price.
(2) Based on CGC trading on the NYSE Amex during the last 20 days trading to September 24, 2010.
(3) Based on LTM value traded on all exchanges.

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Gammon – Timmins Comparison Gammon Gold Inc. CGC CAPITAL GOLD CORPORATION Timmins Gammon Operating Expertise OP HL & UG Last Quarter Production/ Cash Cost (1) 11,299 ounces / US$933/ounce 44,363 ounces / US$427/ounce Operational Stability (No Commissioning Risk) $103 Cash, $6 Short? Term Balance Sheet Strength (US$ MM) (2) $5 Cash, $18 Short? Term Debt Debt; $23 available under credit facility Internal Funding Capability (US$ MM) Listings TSX Venture TSX / NYSE Liquidity (Average Daily Trading Value US$ MM) (3) $1.0 $20.1 Analyst Coverage 5 Brokers 14 Brokers (4) Unhedged Reserve Life 5 years 11 years Market Capitalization / Reserve Ounce (US$/oz) (5) $482/oz $358/oz Market Capitalization / Resource Ounce (US$/oz) (5) $281/oz $122/oz (1) Timmins reports sold ounces; Gammon production and cash costs reflect Ocampo only and are shown on an Au E. basis (55:1). (2) As of June 30, 2010. (3) Based on LTM value traded on all exchanges. (4) 12 brokers currently with 2 imminent. (5) Market Cap. as of Oct. 4; Reflects Au E. ounces; Resources include P&P, M&I, and Inferred. 13 13 6